     Exhibit No. 12

THE PROGRESSIVE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(millions)
(unaudited)

	Three Months Ended
	March 31,

	2003	2002

Income before income taxes	$433.3	$261.3

Fixed Charges:

Interest and amortization on indebtedness	24.3	18.2

Portion of rents representative of the interest factor	1.7	1.5

Total fixed charges	26.0	19.7

Total income available for fixed charges[1]	$459.2	$281.0

Ratio of earnings to fixed charges	17.7	14.3

     1 Excludes interest capitalized, net of amortized interest, of $.1 million and $0 for the three months ended March 31, 2003 and 2002, respectively.

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